Exhibit 99.18

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorite des Marches Financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of Evandro Cintra, P. Geo, Vice President, Exploration of the Company to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the estimates of mineral reserves and resources in respect of the Fazenda Brasileiro Mine, the Fazenda Nova Mine, the Ernesto Project, C-1 Santa Luz, the estimates of inferred resources in respect of the Chapada Project and the estimate of mineral resources for Pindobacu (collectively, the “Estimates”) and of extracts from or a summary thereof in the Circular by way of the incorporation by reference therein of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”).

I hereby confirm that I have read the written disclosure of the Estimates in the written disclosure or extracts from or a summary thereof contained in the Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Estimates or, within my knowledge, as a result of the services performed by me in connection with the Estimates.

Sincerely,

“Evandro Cintra”

Evandro Cintra, P. Geo
Vice President, Exploration
Yamana Gold Inc.